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HOLMES PRODUCTS CORP.                       233 FORTUNE BOULEVARD
                                            MILFORD, MA 01757
                                            (508) 634-8050
                                            CONTACT: IRA B. MORGENSTERN
                                                     SENIOR VICE PRESIDENT
                                                     - FINANCE

FOR IMMEDIATE RELEASE

                HOLMES PRODUCTS CORP. COMMENCES TENDER OFFER FOR
                   ALL OUTSTANDING SHARES OF THE RIVAL COMPANY

     Milford, MA, December 23, 1998 --- Holmes Products Corp. ("Holmes") announced today that it has commenced, through its wholly owned subsidiary, Moriarty Acquisition Corp., a tender offer for all outstanding shares of common stock of The Rival Company (NASDAQ:RIVL) ("Rival") at $13.75 per share, net to the seller in cash, without interest thereon. The Board of Directors of Rival (with one director absent) has unanimously approved the offer and recommended that Rival stockholders tender their shares pursuant to the offer.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, January 25, 1999, unless the offer is extended.

     The tender offer is being made pursuant to the terms of a previously announced Merger Agreement among Holmes, Moriarty Acquisition Corp. and Rival. In the merger to occur following consummation of the tender offer, each share of Rival's common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $13.75 in cash.

     The tender offer is subject to customary closing conditions, including the valid tender of at least 70% of Rival's outstanding shares.

     Debt and equity commitments have been received by Holmes to fund the tender offer and the merger, to refinance certain existing indebtedness of Rival and Holmes and to pay fees and expenses related to the transaction.

     The directors and certain executive officers of Rival have agreed to tender all of the Rival shares (approximately 11.3% of the outstanding shares) beneficially owned by them in the offer.

     The tender offer is being made only pursuant to the terms and conditions set forth in the tender offer documents which are being filed with the Securities and Exchange Commission


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today and will be mailed to Rival's stockholders as soon as practicable.

     Holmes is a leading developer, manufacturer and marketer of quality branded home comfort products, including fans, heaters, humidifiers and air purifiers. In addition, Holmes markets and distributes dehumidifiers and a variety of decorative and home office lighting products, as well as various replacement filters and accessories for its products. Holmes' net sales for the year ended December 31, 1997 were $192.2 million, and for the nine months ended September 30, 1998 were $157.6 million.

     Rival is a leading designer, manufacturer and marketer of a variety of products including small kitchen and personal care appliances such as Crock-Pot(R) slow cookers, can openers and massagers; products for the home environment including space heaters, air purifiers, showerheads, utility pumps, humidifiers and fans; and building supply and industrial products such as household ventilation, door chimes, ceiling fans and industrial fans. Rival's net sales for its fiscal year ended June 30, 1998 were $376.9 million.

     Some of the statements in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information is inherently subject to risks and uncertainties, which include, but are not limited to, the successful and timely completion of this transaction, the effective integration of Rival into Holmes and the overall economic, market, and industry conditions, as well as the risks described from time to time in reports filed by Holmes and Rival with the Securities and Exchange Commission, including their most recently filed Form 10-K and Form 10-Q reports. Should any such risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results or outcomes may vary materially from those anticipated.